SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

AVIS BUDGET GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

053774105
(CUSIP Number)

David Zales

SRS Investment Management, LLC

One Bryant Park

39th Floor

New York, New York 10036

(212) 520-7900

with a copy to:

Marc Weingarten, Esq.

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053774105	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON SRS INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 9,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 9,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (see Item 5)
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 053774105	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON KARTHIK R. SARMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 9,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 9,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053774105	SCHEDULE 13D/A	Page 5 of 6 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2016 (as amended, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Avis Budget Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 5 and 6 as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 9,500,000 shares of Common Stock, constituting approximately 9.8% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 97,039,594 shares of Common Stock outstanding as of January 29, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 24, 2016.

Pursuant to certain cash-settled equity swaps, the Reporting Persons have economic exposure to, and may be deemed to beneficially own, an additional 12,500,000 notional shares of Common Stock, constituting approximately 12.9% of the outstanding shares of Common Stock, as more fully described in Item 6 of this Schedule 13D.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
The Reporting Persons may be deemed to have economic exposure to an additional 12,500,000 shares of Common Stock pursuant to certain cash-settled equity swaps between the Funds and broker-dealer counterparties. Such swaps mature on dates ranging from August 21, 2018 to May 18, 2020. The reference prices for such swaps range from $23.52 to $46.90. The Reporting Persons do not have voting power or dispositive power with respect to the shares of Common Stock referenced in such swaps and disclaim beneficial ownership of the shares underlying such swaps.

CUSIP No. 053774105	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 4, 2016

SRS INVESTMENT MANAGEMENT, LLC

By:	/s/ David B. Zales
Name: David B. Zales
Title: General Counsel

KARTHIK R. SARMA /s/ Karthik R. Sarma